Exhibit 1.1

Chief Financial Officer Radware Ltd. Meir Moshe Tel: +972-3 766-8610
Corporate Media Relations: Michael Lordi +1 201 785 3206 (office) +1 201-574-3840 (cell) mikel@radware.com

For Immediate Release

Radware Announces $20 Million Share Buyback
and Refines Guidance for Third Quarter 2011

TEL AVIV, ISRAEL; October 4, 2011 — Radware (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that its board of directors has authorized a share repurchase plan allowing the repurchase of up to $20 million of ordinary shares.

In addition the company refined its expectations for its third quarter 2011 results to be within previously provided guidance. Quarterly revenues are expected to range between $42.0 to $42.2 million for the third quarter of 2011, within previously provided guidance of $42.0 to $43.0 million, and Non-GAAP EPS is expected to range between $0.33 to $0.34 per diluted share, within previously provided guidance of $0.33 to $0.35.

Radware management will host a call on Wednesday, October 26, 2011 at 08:45am ET to discuss third quarter 2011 results and update the company’s outlook for 2011. Please call one of the following dial-in numbers to participate:

Participants in the US call: Toll Free (877) 392-9880

Participants Internationally call: +1 (760) 666-3769

Please find a link to the upcoming webcast presentation on the following web page:
http://www.radware.com/Company/InvestorRelations/default.aspx

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers.  Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets , acquisition-related expenses and exchange rate differences, net on balance sheet items included in finance income . Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.